                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 March 1, 2001

                         SAP AKTIENGESELLSCHAFT SYSTEME,
                 ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
             (Exact name of registrant as specified in its charter)

                                 SAP CORPORATION
              SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
                 (Translation of registrant's name into English)

                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [X]          Form 40-F     [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [ ]          No            [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

                                    FORM 6-K

On February 28, 2001, SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"), issued a Press Release announcing its intentions to simplify it capital structure (the "Press Release").

The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in the Press Release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "will", "expect", "anticipate" and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

                                    EXHIBITS

Exhibit No.                           Exhibit
-----------                           -------
99.1                                  Press Release, dated February 28, 2001


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      SAP AKTIENGESELLSCHAFT SYSTEME,
                                      ANWENDUNGEN, PRODUKTE IN DER
                                      DATENVERARBEITUNG
                                      (Registrant)



                                            /s/  Henning Kagermann
                                      By: __________________________________
                                          Name:  Prof. Dr. Henning Kagermann
                                          Title: CEO and Co-Chairman




                                            /s/  Werner Brandt
                                       By: __________________________________
                                          Name:  Dr. Werner Brandt
                                          Title: CFO



Date: March 1, 2001

EXHIBIT INDEX



Exhibit No.                           Exhibit
-----------                           -------
99.1                                  Press Release, dated February 28, 2001